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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 24)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of the Company (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, at a price of $48.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in0 the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     On March 23, 2001, Weyerhaeuser and the Purchaser filed a supplement to the Definitive 2001 Annual Meeting Proxy Statement (the "Proxy Statement Supplement") with the Commission in connection with the solicitation of proxies from the shareholders of Willamette with respect to Willamette's 2001 annual meeting of shareholders. The Proxy Statement Supplement is filed herewith as Exhibit (a)(5)(T).

ITEM 12.  EXHIBITS.

(a)(5)(T) Proxy Statement Supplement to the Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on March 23, 2001.

                                  SIGNATURES

     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                         COMPANY HOLDINGS, INC.,

                                           by
                                               /s/ STEVEN R. ROGEL
                                             -------------------------
                                             Name:  Steven R. Rogel
                                             Title: President


                                         WEYERHAEUSER COMPANY,

                                           by

                                               /s/ STEVEN R. ROGEL
                                             -------------------------
                                             Name:  Steven R. Rogel
                                             Title: President and Chief
                                                    Executive Officer


     Dated: March 26, 2001

                                 EXHIBIT INDEX

Exhibit No.        Description
-----------        ------------

(a)(5)(T) Proxy Statement Supplement to the Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on March 23, 2001 (incorporated by reference to the Proxy Statement Supplement to the Definitive Proxy Statement in respect of Willamette Industries, Inc. filed by Weyerhaeuser Company and Company Holdings, Inc. on
                   March 23, 2001).